                                                           EXHIBIT 2.1









                AGREEMENT FOR PURCHASE AND SALE OF ASSETS

                                  among

                    THE NEW IMPERIAL ELECTRIC COMPANY
                      THE NEW SCOTT MOTORS COMPANY,
                           NEW GEAR RESEARCH,
                         MOTORS AND GEARS, INC.
                                   and
                    MOTORS AND GEARS INDUSTRIES, INC.


                                   and

                     THE IMPERIAL ELECTRIC COMPANY,
                      THE SCOTT MOTORS COMPANY, and
                           GEAR RESEARCH, INC.

                            TABLE OF CONTENTS

                                                                    Page
                                                                    ----

ARTICLE I    PURCHASE AND SALE; PRICE................................  1
      1.01   Definitions.............................................  1
      1.02   Purchase and Sale.......................................  3
      1.03   Purchase Price..........................................  3
      1.04   Post Closing Adjustments................................  4
      1.05   Assumed Liabilities.....................................  4
      1.06   Purchase Price Allocation...............................  4
      1.07   Product Claims and Returns..............................  4

ARTICLE II   REPRESENTATIONS AND WARRANTIES OF SELLERS...............  4
      2.01   Corporate Organization, etc.............................  5
      2.02   Capital Stock; Options..................................  5
      2.03   Subsidiaries............................................  5
      2.04   Authorization, etc......................................  5
      2.05   No Violation............................................  5
      2.06   Governmental Authorities................................  5
      2.07   Disclosure..............................................  6
      2.08   Title and Related Matters...............................  6

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF PURCHASER.............  6
      3.01   Corporate Organization, etc.............................  6
      3.02   Capitalization..........................................  6
      3.03   Authorization, etc......................................  6
      3.04   No Violation............................................  6
      3.05   Governmental Authorities................................  7

ARTICLE IV   COVENANTS OF THE SELLERS................................  7
      4.01   Regular Course of Business..............................  7
      4.02   Amendments..............................................  7
      4.03   Capital Changes.........................................  7
      4.04   Dividends; Bonuses......................................  7
      4.05   Capital and Other Expenditures..........................  7
      4.06   Borrowing...............................................  8
      4.07   Other Commitments.......................................  8
      4.08   Full Access and Disclosure..............................  8
      4.09   Consents................................................  8
      4.10   Breach of Agreement.....................................  8
      4.11   Further Assurances......................................  8
      4.12   Fulfillment of Conditions...............................  8

ARTICLE V    COVENANTS OF PURCHASER..................................  9
      5.01   Confidentiality.........................................  9
      5.02   Books and Records.......................................  9

ARTICLE VI   OTHER AGREEMENTS........................................  9
      6.01   Agreement to Defend.....................................  9
      6.02   Consultants, Brokers and Finders........................  9
      6.03   Assumption Agreement.................................... 10
      6.04   Apportionment of Taxes.................................. 10
      6.05   Contingent Earnout Agreement............................ 10

ARTICLE VII  CONDITIONS TO THE OBLIGATIONS OF PURCHASER.............. 11
      7.01   Representations and Warranties; Performance............. 11
      7.02   Consents and Approvals.................................. 11
      7.03   Opinion of Sellers' Counsel............................. 11
      7.04   No Adverse Change....................................... 11
      7.05   No Proceeding or Litigation............................. 11
      7.06   Other Documents......................................... 11
      7.07   Other Agreements........................................ 12
      7.08   Stockholder and Board of Directors Approval............. 12
      7.09   Cancellation or Conversion of Intercompany Debt......... 12
      7.10   Lender Approvals........................................ 12
      7.11   Fairness Opinion........................................ 12

ARTICLE VIII CONDITIONS TO THE OBLIGATIONS OF THE SELLERS............ 12
      8.01   Representations and Warranties; Performance............. 12
      8.02   No Proceeding or Litigation............................. 12
      8.03   Opinion of Counsel...................................... 13
      8.04   Payment................................................. 13
      8.05   Other Documents......................................... 13
      8.06   Other Agreements........................................ 13
      8.07   Board of Directors Approval............................. 13

ARTICLE IX   CLOSING................................................. 13
      9.01   Closing................................................. 13
      9.02   Deliveries at Closing................................... 13
      9.03   Specific Performance.................................... 14
      9.04   Bulk Sales Waiver....................................... 14
      9.05   Name Change............................................. 14

ARTICLE X    TERMINATION AND ABANDONMENT............................. 15
      10.01  Methods of Termination.................................. 15
      10.02  Procedure Upon Termination.............................. 15

ARTICLE XI   INDEMNIFICATION......................................... 15
      11.01  Indemnification of Sellers.............................. 15
      11.02  Tender of Defense for Damages........................... 17
      11.03  Survival................................................ 17
      11.04  Indemnification Exclusive Remedy........................ 18

ARTICLE XII  MISCELLANEOUS PROVISIONS................................ 19
      12.01  Amendment and Modification.............................. 19
      12.02  Waiver of Compliance; Consents.......................... 19
      12.03  Expenses................................................ 19
      12.04  Investigations; Survival of Warranties.................. 19
      12.05  Notices................................................. 19
      12.06  Definitions............................................. 21
      12.07  Assignment.............................................. 21
      12.08  Governing Law........................................... 21
      12.09  Counterparts............................................ 21
      12.10  Neutral Interpretation.................................. 21
      12.11  Headings................................................ 22
      12.12  Entire Agreement........................................ 22

SCHEDULE OF EXHIBITS................................................. 26
      ............................................................... iv



                AGREEMENT FOR PURCHASE AND SALE OF ASSETS
                -----------------------------------------

      THIS AGREEMENT (this "Agreement"), dated as of the 7th day of November, 1996, is made by and among (A) THE NEW IMPERIAL ELECTRIC COMPANY, a Delaware corporation (hereinafter "Purchaser"), THE NEW SCOTT MOTORS COMPANY, a Delaware corporation ("New Scott"), NEW GEAR RESEARCH, INC., a Delaware corporation ("New Gear"), MOTORS AND GEARS, INC., a Delaware corporation ("M&G"), and MOTORS AND GEARS INDUSTRIES, INC., a Delaware corporation ("Industries") and (B) THE IMPERIAL ELECTRIC COMPANY, an Ohio corporation ("Imperial"), THE SCOTT MOTORS COMPANY, a Delaware corporation ("Scott") and GEAR RESEARCH, INC., a Delaware corporation ("Gear") (Imperial, Scott and Gear are hereinafter referred to collectively as "Sellers" and individually as "Seller").


                                ARTICLE I
                                ---------
                        PURCHASE AND SALE; PRICE
                        ------------------------

      1.01 Definitions. For purposes of this Article I and other provisions of this Agreement, the following terms shall have the meanings set forth below:

      "Assumed Liabilities" means the liabilities and obligations of the Sellers described on Exhibit 1.05 hereto other than the Excluded
Liabilities.

      "Capitalized Lease Amount" means the aggregate amounts paid by Sellers on November 6, 1996 in order to pay-off the outstanding balances due as of said date with respect to the capitalized leases described on the attached Exhibit 1.06.

      "Closing Balance Sheet" means the unaudited consolidated statement of financial position of Sellers as at the Closing as prepared by Purchaser in accordance with generally accepted accounting principals, consistently applied and reviewed by Ernst & Young LLP.

      "Current Operating Liabilities" means the current portion of Sellers' trade accounts payable, cash overdrafts, accrued payroll, accrued payroll taxes, advance deposits, accrued sales and use taxes, accrued operating expenses and other general current operating liabilities other than the Excluded Liabilities.

      "Excluded Liabilities" means the liabilities and obligations of the Sellers described on Exhibit 1.07 hereto.

      "Intercompany Notes" means the obligations of the Sellers to each other and certain other affiliates pursuant to the Intercompany Notes described on Exhibit 1.08.

      "NWC" means the difference of (a) the sum of all Sellers' net accounts receivable, inventories (net of reserves), prepaid expenses and other current assets as reflected in the Closing Balance Sheet, minus (b) Current Operating Liabilities as reflected in the Closing Balance Sheet. For example purposes, a calculation of NWC as of December 31, 1995, is attached as Exhibit 1.01.

      "Purchased Assets" means all of Sellers' assets, properties and rights (real and personal, tangible and intangible) owned or used in the conduct of their respective businesses as going concerns at December 31, 1995 and all of Sellers' respective assets, properties and rights (real and personal, tangible and intangible) acquired after said date and owned by Sellers on the Closing Date except for those assets which have since been sold, transferred or disposed of in the ordinary and regular course of business (hereinafter collectively referred to as the "Purchased Assets"). The Purchased Assets shall include, without limitation, the following at the Closing Date:

      (a) Real Property. All of Sellers' right, title and interest (including leasehold interests as tenant, if any) in the lands, buildings and any and all improvements thereon.

      (b) Equipment. All of Sellers' machinery, equipment, furniture, fixtures, telephone numbers (toll-free and others) and other personal property and all of Sellers' fixed assets.

      (c) Cash and Accounts Receivable. All of Sellers' cash, cash equivalents, certificates of deposit, notes receivable (and security therefor), accounts receivable and all other receivables of any other kind.

      (d) Records. All of Sellers' books, financial and business records, insurance policies and any claims and credits thereunder.

      (e) Inventory. All inventories and other supplies pertaining to Sellers' operations on hand or at third party premises or in transit including raw materials, work in process and finished goods, and including all rights of the Sellers to warranties received from suppliers.

      (f) Intellectual Property. All of Sellers' interests and rights to any and all patents, copyrights, trade names, service marks, trademarks, product designations, trade secrets, formula, processes, know-how and any other intellectual property, all registrations, applications, assignments, amendments, research, development, updates and modifications pertaining thereto and to all drawings, art work, designs, printing plates, dies, molds, samples and the like relating to Sellers' current business or business prospects and any corporate name variants thereof.

      (g) Other Intangibles. All of Sellers' right, title and interest in any claims franchises, licenses, permits, options and any inventions, developments and ideas.

      (h) Contracts, Prepaids, Materials, etc. Sellers' rights and privileges arising from its unshipped orders, prepaid expenses, customer contracts, customer lists, outstanding offers, sales records, advertising materials, and all agreements for the sale, purchase or lease of goods or services, and all other contracts, agreements, assets and things of value now beneficially owned or acquired by Sellers at or before the Closing Date, whether tangible or intangible, real or personal, inchoate, partial or complete, fixed or contingent, of every kind and description and wherever situated.

      (i) Securities. All of Sellers' securities, stocks and other investments or ownership interests in other entities except for Imperial's stock ownership in Scott and Gear.

      "Purchase Price" means the total consideration to be paid by Purchaser to Sellers at the Closing as described in further detail herein.

      1.02 Purchase and Sale. In consideration of the Purchase Price, the assumption by Purchaser of the Assumed Liabilities of Sellers, the other agreements contained herein and subject to the terms and conditions set forth in this Agreement, Sellers will sell to Purchaser and Purchaser will purchase from Sellers, at the Closing Date (as hereinafter defined), all or substantially all of the Purchased Assets.

      1.03 Purchase Price. Subject to the terms and conditions of this Agreement and in reliance on the representations and warranties of the Sellers herein contained, and in consideration of the sale, conveyance, transfer and delivery of the Purchased Assets (subject to the Assumed Liabilities) provided for in this Agreement, Purchaser agrees to pay and deliver to the Sellers at the Closing the Purchase Price as follows:

      (a) $75,000,000 by delivery to the Sellers of a certified or cashier's check or funds by wire transfer to Sellers' accounts;

      (b)  An amount equal to the Capitalized Lease Amount as set forth on
Exhibit 1.06 hereof; and

      (c) The Contingent Earnout Agreement described in Section 6.05 hereof.

      1.04 Post Closing Adjustments. Within sixty (60) days after the Closing, Sellers and Purchaser (with Sellers paying one-half of the cost and expense and Purchaser paying the other one-half of the cost and expense) shall cause the Closing Balance Sheet to be completed and copies thereof delivered to Purchaser and Sellers. Within thirty (30) days after completion and delivery of the Closing Balance Sheet, the parties shall make payment as follows: (a) if NWC exceeds $11,336,029, then Purchaser shall pay an amount in cash equal to such excess to Sellers; (b) if NWC is less than $11,336,029, then Sellers shall pay an amount in cash equal to such deficiency to Purchaser; and (c) if NWC equals $11,336,029, no payments between the parties shall be made.

      1.05 Assumed Liabilities. The parties have agreed that the amount of the Purchase Price was established and agreed upon and will be paid based on the agreement of the parties that effective at the Closing, and subject to Sections 6.04 and 1.07, Purchaser will assume the Assumed Liabilities; provided, however, the Purchaser shall not assume any other liabilities, obligations or debts of Sellers, including, but not limited to the Excluded Liabilities. For purposes of this Agreement, the "Assumed Liabilities" are limited to those obligations, liabilities and claims listed on Exhibit 1.05.

      1.06 Purchase Price Allocation. The Purchase Price shall be allocated to the Purchased Assets and among the Sellers as set forth on
Exhibit 1.09.

      1.07 Product Claims and Returns. Purchaser shall be responsible for customer claims relating to services rendered by Sellers prior to the Closing Date, and customer claims relating to, or returns of, products of Sellers sold and shipped by Sellers prior to the Closing Date or in the finished goods inventory of Sellers as of the Closing Date. If a customer makes a claim or seeks a return and, in the judgment of Purchaser the claim or return is proper, Purchaser shall replace or repair, as the case may be, the services rendered or product purchased at Purchaser's then generally prevailing prices and labor rates. Such repairs or returns shall be for the account of Purchaser.



                               ARTICLE II
                               ----------
                REPRESENTATIONS AND WARRANTIES OF SELLERS
                -----------------------------------------

      The Sellers, jointly and severally, hereby represent and warrant to Purchaser, as follows:

      2.01 Corporate Organization, etc. Sellers are corporations duly organized, validly existing and in good standing under the laws of the state of Delaware with respect to Scott and Gear and Ohio with respect to Imperial. Each has all requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets. Exhibit 2.01.1 lists each of the states where Sellers are qualified as a foreign corporation. Exhibit 2.01.2 contains complete and correct copies of Sellers' (i) articles or certificate of incorporation; (ii) bylaws; and (iii) certificates of authority for the states listed in Exhibit 2.01.1, each amended to date.

      2.02 Capital Stock; Options. The authorized capital stock of Sellers and the shares of capital stock of Sellers issued and outstanding ("Shares"), of all classes, are as set forth in Exhibit 2.02. Sellers have no treasury stock except as listed in Exhibit 2.02. All of the Shares are validly issued, fully paid and nonassessable. There are no issued and outstanding options, warrants, rights, securities, contracts, commitments, understandings or arrangements by which Sellers are bound to issue any additional shares of capital stock or options to purchase shares of capital stock.

      2.03 Subsidiaries. Except as set forth in Exhibit 2.03, Sellers have no subsidiaries or investments in any other entity or business operation.

      2.04 Authorization, etc. The Sellers have full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. This Agreement and all actions contemplated herein which require the approval of Sellers' directors or stockholders have duly received the required approval and Sellers shall have delivered certified copies of their stockholder lists and consents to resolutions which shall have been duly adopted by Sellers' directors and stockholders, substantially in the form of Exhibit 2.04.

      2.05 No Violation. Except as set forth in Exhibit 2.05, Sellers are not subject to or obligated under any article or certificate of incorporation, bylaw, Law (as defined in Section 12.06), or any material agreement or instrument, or any material license, franchise or permit, which would be breached or violated by Sellers' execution, delivery and performance of this Agreement. Sellers will comply with all applicable Laws in connection with their execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

      2.06 Governmental Authorities. The Sellers are not required to submit any notice, report or other filing with, and no consent, approval or authorization is required, by any governmental or regulatory authority in connection with their execution, delivery, consummation or performance of this Agreement or the transactions contemplated hereby.

      2.07 Disclosure. No representation or warranty made by Sellers in this Agreement or in any agreement, instrument, document, certificate, statement or letter furnished to Purchaser, by or on behalf of Sellers in connection with any of the transactions contemplated by this Agreement, when taken as a whole, contains any untrue statement of fact or omits to state a material fact necessary in order to make the statements herein or therein not materially misleading in light of the circumstances in which they are made.

      2.08 Title and Related Matters. Subject to the Assumed Liabilities, Sellers have good and marketable title to the Purchased Assets and Sellers will convey the Purchased Assets to Purchaser free and clear of liens and encumbrances.


                               ARTICLE III
                               -----------
               REPRESENTATIONS AND WARRANTIES OF PURCHASER
               -------------------------------------------

      Purchaser hereby represents and warrants to the Sellers, as follows:

      3.01 Corporate Organization, etc. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and will be qualified to do business in Delaware on the Closing Date.

      3.02 Capitalization. As of the date of this Agreement, Purchaser has authorized capital stock consisting of 1,000 shares of Common Stock, $.01 par value per share.

      3.03 Authorization, etc. Purchaser has full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The Board of Directors of Purchaser has duly authorized the execution and delivery of this Agreement and the transactions contemplated hereby, and no other corporate proceedings on its part are necessary to authorize this Agreement and the transactions contemplated hereby.

      3.04 No Violation. Purchaser is not subject to or obligated under any certificate of incorporation, bylaw, Law, or any agreement or instrument, or any license, franchise or permit, which would be breached or violated by its execution, delivery or performance of this Agreement. Purchaser will comply with all Laws in connection with its execution, delivery and performance of this Agreement and the transactions contemplated hereby.

      3.05 Governmental Authorities. Purchaser is not required to submit any notice, report or other filing with and no consent, approval or authorization is required by any governmental or regulatory authority in connection with Purchaser's execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.



                               ARTICLE IV
                               ----------
                        COVENANTS OF THE SELLERS
                        ------------------------

      Except as otherwise consented to or approved by Purchaser in writing, until the Closing, the Sellers covenant and agree as follows:

      4.01 Regular Course of Business. Sellers will operate their businesses in the ordinary course, diligently and in good faith, consistent with past management practices.

      4.02 Amendments. Except as required for the transactions contemplated in this Agreement, no change or amendment shall be made in Sellers' articles or certificate of incorporation or bylaws. Sellers will not merge into or consolidate with any other corporation or person, or change the character of their businesses.

      4.03 Capital Changes. Sellers will not issue or sell any shares of capital stock of any class or issue or sell any securities convertible into, or options, warrants to purchase or rights to subscribe to, any shares of capital stock of any class.

      4.04 Dividends; Bonuses. Sellers will not, except in the ordinary course of the conduct of business, declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, nor shall Sellers, directly or indirectly, redeem, purchase or otherwise acquire any shares of capital stock. Sellers will not, except in the ordinary course of the conduct of business, pay, set aside, accrue, agree to or become liable in any manner for any bonus, of any nature or type, to shareholders or to any employee or officer of Sellers.

      4.05 Capital and Other Expenditures. Sellers will not, except in the ordinary course of the conduct of business, make any capital expenditures, or commitments with respect thereto, except as set forth in
Exhibit 4.05. Sellers will not prepay any debt or obligation in excess of $25,000 (except for prepaying trade accounts payable in the normal course of business to take advantage of cash discounts).
      4.06 Borrowing. Sellers will not incur, assume or guarantee any indebtedness or capital leases. Sellers will not create or permit to become effective any mortgage, pledge, lien, encumbrance or charge of any kind upon its assets other than in the ordinary course of business.

      4.07 Other Commitments. Except in the ordinary course of business consistent with past practices, Sellers will not enter into any transaction, make any commitment or incur any obligation.

      4.08  Full Access and Disclosure.

      (a) Sellers shall afford to Purchaser and its counsel, accountants and other authorized representatives access during business hours to Sellers' plants, properties, books and records in order that Purchaser may have full opportunity to make such reasonable investigations as it shall desire to make of the affairs of Sellers and Sellers will cause its respective officers and employees to furnish such additional financial and operating data and other information as Purchaser shall from time to time reasonably request.

      (b) From time to time prior to the Closing Date, Sellers will promptly supplement or amend in writing information previously delivered to Purchaser with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or disclosed.

      4.09 Consents. Sellers will use all necessary means at its disposal to obtain on or prior to the Closing Date all consents necessary to the consummation of the transactions contemplated hereby.

      4.10 Breach of Agreement. Sellers will not take any action which, if taken prior to the Closing Date, would constitute a breach of this Agreement.

      4.11 Further Assurances. Sellers and Sellers' counsel will furnish Purchaser with such other and further documents, certificates, opinions, consents and information as Purchaser shall reasonably request to enable Purchaser to borrow funds from a bank or other lending entity or individual(s) for the acquisition of the Purchased Assets and to evidence compliance with the terms and conditions of any credit agreement to be entered into between Purchaser and a bank and/or other lending entities or individuals.

      4.12 Fulfillment of Conditions. Sellers will take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith, to satisfy each condition to the obligations of Purchaser contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any material condition.


                                ARTICLE V
                                ---------
                         COVENANTS OF PURCHASER
                         ----------------------

      Purchaser hereby covenants and agrees with the Sellers that:

      5.01 Confidentiality. Purchaser will hold in strict confidence and not disclose to any other party (other than its counsel and other advisors), without the Sellers' prior consent, all information received by Purchaser from the Sellers or any of Sellers' officers, directors, employees, agents, counsel or auditors in connection with the transactions contemplated hereby, except as may be required by applicable law or as otherwise contemplated herein.

      5.02 Books and Records. Purchaser shall preserve and keep Sellers' books and records delivered hereunder for a period of three (3) years from the date hereof and shall, during such period, make such books and records available to former officers and directors of Sellers for any reasonable purpose.


                               ARTICLE VI
                               ----------
                            OTHER AGREEMENTS
                            ----------------

      Purchaser and the Sellers covenant and agree that:

      6.01 Agreement to Defend. In the event any action, suit, proceeding or investigation of the nature specified in Section 7.05 or Section 8.02 hereof is commenced, whether before or after the Closing Date, all the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto.

      6.02 Consultants, Brokers and Finders. The Sellers and Purchaser each represent and warrant to the other that they have not retained any consultant, broker or finder in connection with the transactions contemplated by this Agreement, except Jordan Industries, Inc. and The Jordan Company. The Sellers and Purchaser each hereby agree to indemnify, defend and hold the other party and its officers, directors, employees and affiliates, harmless from and against any and all claims, liabilities or expenses for any brokerage fees, commissions or finders fees due to any consultant, broker or finder retained by the indemnifying party.

      6.03 Assumption Agreement. At the Closing, Purchaser and Sellers will enter into the Assumption Agreement, as contemplated by Section 9.02(e) hereof, in the form set forth in Exhibit 6.03.

      6.04 Apportionment of Taxes. Sellers shall be liable and indemnify Purchaser for all Taxes attributable to the ownership or sale of the Purchased Assets or any operations of the Sellers for all taxable periods ending on or before the Closing Date ("Pre-Closing Taxes"). Purchaser shall be liable and indemnify Sellers for all Taxes attributable to the ownership of the Purchased Assets or any operations of Purchaser for all taxable periods from and after the Closing Date ("Post-Closing Taxes"). With respect to Taxes attributable to a taxable period beginning prior to and ending after the Closing Date ("Straddle Taxes"), Pre-Closing Taxes shall include the portion of such Straddle Taxes attributable to the operations of the Sellers and the ownership of the Purchased Assets for the period ending immediately prior to the Closing Date, including any income or gain arising from the sale of the Purchased Assets and all transactions related thereto, and Post-Closing Taxes shall include the Straddle Taxes attributable to the ownership of the Purchased Assets for the period beginning from and ending after the Closing Date. Straddle Taxes which are real property or personal property Taxes shall be apportioned between Pre-Closing Taxes and Post-Closing Taxes based on the number of days in the applicable taxable period during which the Purchased Assets were owned by the Sellers and Purchaser. If Purchaser makes a payment of any Pre-Closing Taxes, it shall be entitled to prompt reimbursement from Sellers for such Taxes upon presentation to Sellers of evidence of such payment. If Sellers pay any Post-Closing Taxes, Sellers shall be entitled to prompt reimbursement from Purchaser for such Post-Closing Taxes upon presentation to Purchaser of evidence of such payment. Sellers shall be liable and indemnify Purchaser for any sales, use, documentary, recording, stamp, transfer or similar Taxes arising from the sale of the Purchased Assets and the transactions contemplated by this Agreement.

      6.05 Contingent Earnout Agreement. Purchaser, New Scott, New Gear, M&G, Industries and Imperial agree to enter into the Contingent Earnout Agreement as of the Closing, as contemplated by Section 9.02(a) hereof, in the form set forth in Exhibit 6.05 ("Contingent Earnout Agreement").


                               ARTICLE VII
                               -----------
               CONDITIONS TO THE OBLIGATIONS OF PURCHASER
               ------------------------------------------

      Each and every obligation of Purchaser under this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions unless waived in writing by Purchaser:

      7.01 Representations and Warranties; Performance. The representations and warranties made by the Sellers herein shall be true and correct on the Closing Date; the Sellers shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by them prior to the Closing Date; Sellers shall have caused an executive officer of Sellers to have delivered to Purchaser certificates, dated the Closing Date, in the form designated
Exhibit 7.01 hereto, certifying to such matters and the other conditions contained in this Article VII.

      7.02 Consents and Approvals. All consents from and filings with third parties, regulators and governmental agencies required to consummate the transactions contemplated hereby, or which, either individually or in the aggregate, if not obtained, would cause a material adverse effect on Sellers' financial condition or business shall have been obtained and delivered to Purchaser.

      7.03 Opinion of Sellers' Counsel. Purchaser shall have received an opinion of Sellers' counsel, dated the Closing Date, substantially in the form attached hereto as Exhibit 7.03.

      7.04 No Adverse Change. There shall have been no material adverse change in the business, prospects, financial condition, earnings or operations of Sellers' businesses.

      7.05 No Proceeding or Litigation. No material action, suit or proceeding before any court or any governmental or regulatory authority shall have been commenced or threatened, and no investigation by any governmental or regulatory authority shall have been commenced or threatened against the Sellers, Purchaser or any of their respective principals, officers or directors seeking to restrain, prevent or change the transactions contemplated hereby or questioning the validity or legality of any of such transactions or seeking damages in a material amount in connection with any of such transactions.

      7.06 Other Documents. Sellers will furnish Purchaser with such other and further documents and certificates of its officers and others as Purchaser shall reasonably request to evidence compliance with the conditions set forth in this Agreement.

      7.07 Other Agreements. The Agreements described in Article VI shall have been entered into and delivered.

      7.08 Stockholder and Board of Directors Approval. The Stockholder and Board of Directors of Purchaser shall have approved this Agreement, the transactions contemplated hereby and the Closing.

      7.09 Cancellation or Conversion of Intercompany Notes. Purchaser shall have received written evidence satisfactory to Purchaser that prior to Closing, all of Sellers' obligations pursuant to the Intercompany Notes have been cancelled or converted to equity.

      7.10 Lender Approvals. Sellers shall have obtained all required consents, approvals and documents from First National Bank of Boston, JII, Inc., and any other lenders necessary to the consummation of the terms of this Agreement.

      7.11 Fairness Opinion. Purchaser shall have received a fairness opinion regarding the transactions contemplated hereby from Duff and Phelps, LLC.


                              ARTICLE VIII
                              ------------
              CONDITIONS TO THE OBLIGATIONS OF THE SELLERS
              --------------------------------------------

      Each and every obligation of the Sellers under this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions unless waived in writing by the Sellers:

      8.01 Representations and Warranties; Performance. The representations and warranties made by Purchaser herein shall be true and correct on the Closing Date; Purchaser shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it prior to the Closing Date; Purchaser shall have delivered to the Sellers a certificate of an executive officer dated the Closing Date, certifying to the fulfillment of the conditions set forth herein, in the form designated as Exhibit 8.01 and the other conditions contained in this Article VIII.

      8.02 No Proceeding or Litigation. No material action, suit or proceeding before any court or any governmental or regulatory authority shall have been commenced, or threatened, and no investigation by any governmental or regulatory authority shall have been commenced, or threatened, against Sellers, Purchaser or any of their respective principals, officers or directors, seeking to restrain, prevent or change the transactions contemplated hereby or questioning the validity or legality of any of such transactions or seeking damages in a material amount in connection with any of such transactions.

      8.03 Opinion of Counsel. The Sellers shall have received an opinion of counsel to Purchaser dated the Closing Date substantially in the form of
Exhibit 8.03.

      8.04 Payment. The payment(s) described in Section 1.03 shall have been made.

      8.05 Other Documents. Purchaser will furnish the Sellers with such other documents and certificates to evidence compliance with the conditions set forth in this Article as may be reasonably requested by the Sellers.

      8.06 Other Agreements. The agreements described in Article VI shall have been entered into and delivered.

      8.07 Board of Directors Approval. The Board of Directors of Sellers shall have approved this Agreement, the fairness opinion being rendered by Duff and Phelps and the transactions contemplated hereby and the Closing.


                               ARTICLE IX
                               ----------
                                 CLOSING
                                 -------

      9.01 Closing. The parties agree that a closing (the "Closing") shall be held on November 7, 1996 upon full execution of this Agreement by all of the parties hereto (the "Closing Date") at such place or places as Purchaser shall designate.

      9.02  Deliveries at Closing.

      (a) At the Closing, Sellers shall transfer and assign to Purchaser all of the Purchased Assets, subject to the Assumed Liabilities, and the Purchaser shall deliver to the Sellers cash consideration, the fully executed Contingent Earnout Agreement (as set forth in Exhibit 6.05), and the other agreements, certifications and other documents required to be executed and delivered hereunder at the Closing.

      (b) At and after the Closing, Sellers shall have the right to review and obtain copies of any financial records of Sellers, in the possession of Purchaser, necessary for the preparation of Sellers' tax returns, and Purchaser agrees to retain such records until the statute of limitations pertaining to the final tax returns filed by Sellers expires, and Purchaser shall have the right to review and obtain copies of the minute book, stock book and stock register of Sellers.

      (c) At the Closing, Sellers shall deliver to Purchaser, in form reasonably satisfactory to counsel for Purchaser, such bills of sale, assignments, deeds or other conveyances and all third party consents as may be appropriate or necessary to effect the transfer to Purchaser of the property and rights as contemplated herein.

      (d) From time to time after the Closing, at Purchaser's request and without further consideration from Purchaser, Sellers shall execute and deliver such other instruments of conveyance and transfer and take such other action as Purchaser reasonably may require to convey, transfer to and vest in Purchaser and to put Purchaser in possession of any assets or property to be sold, conveyed, transferred and delivered hereunder.

      (e) The assumption of the Assumed Liabilities hereunder shall be by assumption agreement (as set forth in Exhibit 6.03). Purchaser and its successors and assigns will forever defend, indemnify and hold Sellers harmless from any and all of the Assumed Liabilities of Sellers which have been assumed by Purchaser at the Closing, or which shall arise from any acts or omissions of Purchaser after the Closing.

      9.03 Specific Performance. The parties agree that if any party hereto is obligated to, but nevertheless does not, consummate this transaction, then any other party, in addition to all other rights or remedies, shall be entitled to the remedy of specific performance mandating that the other party or parties consummate this transaction. In an action for specific performance by any party against any other party, the other party shall not plead adequacy of damages at law.

      9.04 Bulk Sales Waiver. Purchaser waives compliance with the provisions of the Bulk Sales Act (Article 6 of the Uniform Commercial Code) in reliance upon the representations and warranties of Sellers and the covenants to perform the obligations hereunder.

      9.05 Name Change. Within thirty (30) days after the Closing, Sellers shall change their respective names to another name different from the present names and do such other things as shall be necessary or desirable to permit Purchaser to assume and use the names "The Scott Motors Company", "Gear Research, Inc." and "The Imperial Electric Company" and use all other names utilized by Sellers in operating their respective businesses as ongoing concerns.


                                ARTICLE X
                                ---------
                       TERMINATION AND ABANDONMENT
                       ---------------------------

      10.01 Methods of Termination. This Agreement may be terminated and the transactions herein contemplated may be abandoned at any time
(notwithstanding approval by the Board of Directors of Purchaser):

             (a)    by mutual consent of Purchaser and the Sellers; or

             (b) by either Purchaser or Sellers, if (i) such party is not in breach hereunder and the other party is in breach hereunder, and
(ii) this Agreement is not consummated on or before the Closing Date, including extensions.

      10.02 Procedure Upon Termination. In the event of termination and abandonment pursuant to Section 10.01 hereof, this Agreement shall terminate and shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein:

      (a) each party will upon request redeliver all documents and other materials of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same;

      (b) no party hereto shall have any liability or further obligation to any other party to this Agreement; and

      (c)  each party shall bear its own expenses.


                               ARTICLE XI
                               ----------
                             INDEMNIFICATION
                             ---------------

      11.01 Indemnification of Sellers. The Sellers jointly and severally agree to indemnify Purchaser and each of its shareholders, officers and directors against any loss, damage, or expense, (including but not limited to reasonable attorneys' fees) ("Damages"), incurred or sustained by Purchaser or any of its shareholders, officers or directors as a result of
(a) any breach of any term, provision, covenant or agreement contained in this Agreement by the Sellers; (b) any inaccuracy in any of the representations or warranties made by the Sellers in Article II of this Agreement; (c) any liability or obligation of Sellers or any stockholder of Sellers not expressly assumed in writing by Purchaser; or (d) failure of Sellers and Purchaser to comply with the provisions of any applicable Uniform Commercial Code provisions or similar laws and/or regulations relating to bulk sales. The indemnification obligations of the Sellers as set forth in this Article XI shall be subject to and limited by the following:

      (a) Purchaser shall not be entitled to indemnification pursuant to subparts (b), (c) or (d) of Section 11.01 until such time as its aggregate right to such indemnification exceeds $500,000 after which Purchaser will
be entitled to such indemnification in excess of $500,000.   Purchaser
shall not be entitled to indemnification pursuant to this Section 11.01 for amounts which, in the aggregate, exceed a $15,000,000 ceiling, except for indemnification claims in respect of a breach by any Seller of its representations and warranties set forth in Section 2.01, as to which Purchaser shall not be entitled to indemnification pursuant to said Section
2.01 for amounts which, in the aggregate, exceed the Purchase Price. Purchaser releases and discharges the Sellers from any further claims, obligations or liabilities for any losses, claims or Damages in excess of such ceiling amounts.

      (b) Purchaser will not be entitled to indemnification pursuant to this Article XI:

               (i) with respect to consequential Damages consisting of business interruption or lost profits, or with respect to punitive Damages;

               (ii) with respect to any claim by or liability to any
             employee employed by Sellers arising as the result of the termination of such employee's employment with the Sellers or any action by Purchaser subsequent to the Closing Date;

               (iii) with respect to any obligation, liability or matter, including environmental remediation and clean-up, arising under laws, regulations or statutes that arise or are promulgated or announced after the Closing Date; and

               (iv) any obligation, liability or matter arising out of
             information Purchaser discloses to any third party which disclosure is not required by applicable environmental laws or for which disclosure would not otherwise be reasonable business practice in accordance with Purchaser's past practices, without consideration of indemnification under this
             Article XI.

      (c) Purchaser shall utilize all reasonable efforts, consistent with normal practices and policies and good commercial practice, to mitigate Damages, including reasonably pursuing other available indemnity rights.

      (d) Any amounts payable under this Article XI shall be treated by Purchaser and Sellers as an adjustment to the Purchase Price, and shall be calculated after giving effect to (i) any proceeds received for insurance policies covering the Damage, loss, liability or expense that is the subject to the claim for indemnity and (ii) the actual recognized tax benefit to the indemnitee resulting from the Damage, loss, liability or expense that is the subject of the indemnity as long as Purchaser and Seller are part of the same consolidated tax group; provided that to the extent that any tax benefit is recognized in a tax year other than the year in which the indemnity is paid, the indemnitee shall make a payment to the indemnitor in the amount of such recognized tax benefit in the year in which it is realized. For purposes hereof, an actual recognized tax benefit is an actual reduction in taxes payable or a refund of taxes previously paid. Without limiting clause (ii), the taking of a tax deduction in connection with any such Damage, loss, liability or expense that is subject to a claim for indemnification shall be at the discretion of Purchaser.

      11.02 Tender of Defense for Damages. Promptly upon receipt by Purchaser of a notice of a claim by a third party which may give rise to a claim for Damages, Purchaser shall give written notice thereof to Sellers. No failure or delay of Purchaser in the performance of the foregoing shall relieve, reduce or otherwise affect the Sellers' obligations and liability to indemnify Purchaser pursuant to this Agreement, except to the extent that such failure or delay shall have adversely affected the Sellers' ability to defend against such claim for Damages. If Sellers give to Purchaser an agreement in writing, in a form reasonably satisfactory to Purchaser's counsel, to defend such claim for Damages, Sellers may, at their sole expense, undertake the defense against such claim and may contest or settle such claim on such terms, at such time and in such manner as Sellers, in their sole discretion, shall elect and Purchaser shall execute such documents and take such steps as may be reasonably necessary in the opinion of counsel for Sellers to enable Sellers to conduct the defense of such claim for Damages. If Sellers fail or refuse to defend any claim for Damages, Sellers may nevertheless, at their own expense, participate in the defense of such claim by Purchaser and in any and all settlement negotiations relating thereto. In any and all events, Sellers shall have such access to the records and files of Purchaser relating to any claim for Damages as may be reasonably necessary to effectively defend or participate in the defense thereof.

      11.03 Survival. All of the terms and conditions of this Agreement, together with the warranties, representations, agreements and covenants contained herein or in any instrument or document delivered or to be delivered pursuant to this Agreement, shall survive the execution of this Agreement and the Closing Date, notwithstanding any investigation heretofore or hereafter made by or on behalf of any party hereto; provided, however, that (a) the agreements and covenants (other than the indemnification provisions set forth in this Article XI, which will survive as provided below) therein shall have been performed and satisfied and the applicable statute of limitations for breaches or defaults of such agreements and covenants has expired; and (b) all representations and warranties, and the related agreements of the Sellers to indemnify set forth in this Article XI, shall survive and continue for, and all indemnification claims with respect thereto shall be made prior to the end of two years from the Closing Date, except for representations, warranties and related indemnities for which an indemnification claim shall be pending as of the end of the applicable period referred to above, in which event such indemnities shall survive with respect to such indemnification claim until the final disposition thereof, and (c) representations and warranties set forth in Section 2.01 and indemnities related thereto, which will survive indefinitely. Thereafter, no party shall be under any obligation or liability whatsoever with respect to any such representation, warranty, covenant or agreement or any certificate in respect thereto.

      11.04 Indemnification Exclusive Remedy. The sole recourse and exclusive remedy of Purchaser after the Closing Date for the breach of any representations and warranties contained in this Agreement, any agreement, or instrument contemplated hereby, any document relating hereto or thereto contained in any Schedules or Exhibit to this Agreement, or otherwise arising from Purchaser's acquisition of the Purchased Assets, shall be to assert a claim for indemnification under the indemnification provisions of this Article XI. The only legal action which may be asserted by any party hereto against any other party hereto with respect to any matter which is the subject of this Article XI shall be a contract action to enforce, or to recover Damages for the breach of, this Agreement. Without limiting the generality of the foregoing, no legal action based upon predecessor or successor liability, contribution, tort or strict liability may be maintained by any party hereto against any other party hereto with respect to any matter that is the subject of this Article XI.


                               ARTICLE XII
                               -----------
                        MISCELLANEOUS PROVISIONS
                        ------------------------

      12.01 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented only by written agreement of the Sellers and Purchaser.

      12.02 Waiver of Compliance; Consents. Any failure of the Sellers on the one hand, or Purchaser on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by Purchaser or the Sellers, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.02.

      12.03 Expenses. Each party will pay its own legal, accounting and other expenses incurred by such party or on its behalf in connection with this Agreement and the transactions contemplated herein. If Sellers shall at any time pay any expenses incurred in connection with this Agreement or any part thereof or any of the proceedings and transactions contemplated hereunder including, without limitation, any legal, accounting, printing, filing or other costs, then the Purchase Price shall be reduced by an equal amount.

      12.04 Investigations; Survival of Warranties. The respective representations and warranties of the Sellers and Purchaser contained herein or in any certificates or other documents delivered prior to or at the Closing are true, accurate and correct and each and every such representation and warranty shall survive the Closing Date.

      12.05 Notices. Any notice, request, consent or communication (collectively a "Notice") under this Agreement shall be effective only if it is in writing and (i) personally delivered, (ii) sent by certified or registered mail, return receipt requested, postage prepaid, (iii) sent by a nationally recognized overnight delivery service, with delivery confirmed, or (iv) telexed or telecopied, with receipt confirmed, addressed as follows:

             (a)  If to the Purchaser to:

               The New Imperial Electric Company
               Attn:  Thomas H. Quinn
               ArborLake Centre, Suite 550
               1751 Lake Cook Road
               Deerfield, Illinois 60015
               Telephone:  (708) 945-5591
               Telecopier:  (708) 945-5698

in each case with a copy to:

               Mayer, Brown & Platt
               Attn:  James B. Carlson, Esq.
               1675 Broadway, Suite 1900
               New York, New York 10019
               Telephone:  (212) 506-2515
               Telecopier:  (212) 262-1910

or to such other person or address as Purchaser shall furnish to Sellers in writing.

             (b)  If to Sellers to:

               The Imperial Electric
               Company, The Scott Motors
               Company and Gear Research, Inc.
               Attention: Gordon Nelson
               ArborLake Centre, Suite 550
               1751 Lake Cook Road
               Deerfield, Illinois 60015
               Telephone:  (708) 945-5591
               Telecopier:  (708) 945-5698

with a copy to:

               G. Robert Fisher, Esq.
               Steven L. Rist, Esq.
               Bryan Cave LLP
               One Kansas City Place
               1200 Main, Suite 3500
               Kansas City, Missouri 64105
               Telephone:  (816) 474-7400
               Telecopier:  (816) 391-7600

or such other persons or addresses as shall be furnished in writing by any party to the other party. A Notice shall be deemed to have been given as of the date when (i) personally delivered, (ii) five (5) days after the date when deposited with the United States mail properly addressed, (iii) when receipt of a Notice sent by an overnight delivery service is confirmed by such overnight delivery service, or (iv) when receipt of the telex or telecopy is confirmed, as the case may be, unless the sending party has actual knowledge that a Notice was not received by the intended recipient.

      12.06 Definitions. For the purpose of this Agreement, "Laws" shall include, without limitation, all foreign, federal, state and local laws, statutes, rules, regulations, codes, ordinances, plans, orders, judicial decrees, writs, injunctions, notices, decisions or demand letters issued, entered or promulgated pursuant to any foreign, federal, state or local law. For the purpose of this Agreement, "generally accepted accounting principles" shall mean such principles, applied on a consistent basis, as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board which are applicable in the circumstances as of the date in question, and the requirement that such principles be applied on a "consistent basis" means that accounting principles observed in the current period are comparable in all material respects to those applied in the preceding periods, except as change is permitted or required under or pursuant to such accounting principles.

      12.07 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party without the prior written consent of the other party, provided, however, that (i) Sellers hereby consent to the Purchaser's assignment of this Agreement and the right to enforce the terms hereof to any lender who is now, or may in the future be, financing the Purchaser's acquisition of the Purchased Assets as contemplated by this Agreement or any other lender of Purchaser and (ii) Purchaser hereby consents to the Sellers' assignment of this Agreement and the right to enforce the terms hereof to JII, Inc., Jordan Industries, Inc. or any subsidiary of Jordan Industries, Inc. or any lender of Sellers.

      12.08 Governing Law. This Agreement shall be governed by the laws of the State of Illinois (regardless of the laws that might otherwise govern under applicable principles of conflicts of law of the state of Illinois) as to all matters including, but not limited to, matters of validity, construction, effect, performance and remedies.

      12.09 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      12.10 Neutral Interpretation. This Agreement constitutes the product of the negotiation of the parties hereto and the enforcement hereof shall be interpreted in a neutral manner, and not more strongly for or against any party based upon the source of the draftsmanship hereof.

      12.11 Headings. The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      12.12 Entire Agreement. This Agreement, which term as used throughout includes the Exhibits hereto, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

      IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first hereinabove set forth.

                                 PURCHASER:

                                 THE NEW IMPERIAL ELECTRIC COMPANY


                                 By:   /s/ Jonathan F. Boucher
                                    -------------------------------
                                 Printed Name: Jonathan F. Boucher
                                 Title: Vice President


                                 NEW SCOTT:

                                 THE NEW SCOTT MOTORS COMPANY


                                 By:   /s/ Jonathan F. Boucher
                                    ------------------------------
                                 Printed Name: Jonathan F. Boucher
                                 Title: Vice President



                                 NEW GEAR:

                                 NEW GEAR RESEARCH, INC.


                                 By:   /s/ Jonathan F. Boucher
                                    ------------------------------
                                 Printed Name: Jonathan F. Boucher
                                 Title: Vice President



                                 M&G:

                                 MOTORS AND GEARS, INC.


                                 By:   /s/ Jonathan F. Boucher
                                    ------------------------------
                                 Printed Name: Jonathan F. Boucher
                                 Title: Vice President


                                 INDUSTRIES:

                                 MOTORS AND GEARS INDUSTRIES, INC.


                                 By:   /s/ Jonathan F. Boucher
                                    ------------------------------
                                 Printed Name: Jonathan F. Boucher
                                 Title: Vice President



                                 SELLER:

                                 THE IMPERIAL ELECTRIC COMPANY


                                 By:   /s/ Jonathan F. Boucher
                                    ------------------------------
                                 Printed Name: Jonathan F. Boucher
                                 Title: Vice President





                                 SELLER:

                                 THE SCOTT MOTORS COMPANY


                                 By:   /s/ Jonathan F. Boucher
                                    ------------------------------
                                 Printed Name: Jonathan F. Boucher
                                 Title: Vice President



                                 SELLER:

                                 GEAR RESEARCH, INC.


                                 By:   /s/ Jonathan F. Boucher
                                    ------------------------------
                                 Printed Name: Jonathan F. Boucher

                                 Title: Vice President



                         SCHEDULE OF EXHIBITS TO
             AGREEMENT FOR PURCHASE AND SALE OF ASSETS AMONG
                   THE NEW IMPERIAL ELECTRIC COMPANY,
                      THE NEW SCOTT MOTORS COMPANY,
                           NEW GEAR RESEARCH,
                         MOTORS AND GEARS, INC.
                                   and
                    MOTORS AND GEARS INDUSTRIES, INC.
                                   AND
                     THE IMPERIAL ELECTRIC COMPANY,
                      THE SCOTT MOTORS COMPANY, and
                           GEAR RESEARCH, INC.




Exhibits                    Title
---------                   -----

Exhibit 1.01        Calculation of NWC

Exhibit 1.05        Assumed Liabilities

Exhibit 1.06        Capitalized Lease Amount

Exhibit 1.07        Excluded Liabilities

Exhibit 1.08        Intercompany Debt

Exhibit 1.09        Allocation

Exhibit 2.01.1      Foreign Qualifications

Exhibit 2.01.2 Certificate or Articles of Incorporation, Bylaws and Certificates of Authority

Exhibit 2.02        Schedule of Authorized, Issued and Outstanding Capital
                    Stock

Exhibit 2.03        Schedule of Subsidiaries and Affiliates

Exhibit 2.04        Authorizing Resolutions

Exhibit 2.05        Restrictions on Ability to Perform

Exhibit 6.03        Assumption Agreement

Exhibit 6.05        Contingent Earnout Agreement

Exhibit 7.01        Certificate of Fulfillment of Conditions by Sellers

Exhibit 7.03        Opinion of the Sellers' Counsel

Exhibit 8.01        Certificate of Fulfillment of Conditions by Purchaser

Exhibit 8.03        Opinion of Purchaser's Counsel